MCN ENERGY GROUP INC. AND SUBSIDIARIES                        EXHIBIT 12-1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)


                                                 Twelve Months    Twelve Months        Twelve Months
                                                     Ended            Ended               Ended
                                              December 31, 1996  December 31, 1995   December 31, 1994
                                              -----------------  -----------------   -----------------
 EARNINGS AS DEFINED (1) (5)
 Pre-tax income (2)                                $146,607         $128,997             $100,143
 Fixed charges (3)                                   99,944           72,895               55,197
                                                   --------         --------             --------
      Earnings as defined                          $246,551         $201,892             $155,340
                                                   ========         ========             ========
 FIXED CHARGES AS DEFINED (1) (4) (5)
 Interest, expensed                                 $77,781          $57,675              $49,104
 Interest, capitalized                               13,235            7,926                2,928
 Amortization of debt discounts, premium
      and expense                                     2,217            1,641                1,332
 Interest implicit in rentals                         2,339            2,325                1,904
 Preferred securities dividend requirements
      of subsidiaries                                12,390            9,699                2,194
                                                   --------         --------             --------
      Fixed charges as defined                     $107,962          $79,266              $57,462
                                                   ========         ========             ========
 Ratio of Earnings to Fixed Charges                    2.28             2.55                 2.70
                                                   ========         ========             ========


(1) Earnings and fixed charges are defined and computed in accordance with
    Item 503 of Regulation S-K.

(2) This amount represents the aggregate of (a) the pre-tax income from continuing operations of MCN and its majority-owned subsidiaries, (b) MCN's share of pre- tax income of its 50% owned companies, and (c) any income actually received from less than 50% owned companies.

(3) Fixed charges added to earnings are adjusted to exclude interest capitalized during the period for nonutility companies and the preferred securities dividend requirements of MichCon included in fixed charges but not deducted in the determination of pre-tax income.

(4) Fixed charges represent (a) interest, whether expensed or capitalized,
    (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries (MichCon, MCN Limited Partnership and MCN Financing I), increased to reflect the pre-tax earnings requirement for MichCon.

(5) In June 1996, MCN completed the sale of The Genix Group, its computer operations subsidiary. For purposes of calculating the Ratio of Earnings to Fixed Charges, it has been classified as a discontinued operation and therefore excluded from the ratio for all periods presented.